Exhibit 99.1

Foreign exchange, rising costs impact Catalyst Paper in Q1

RICHMOND, BC, April 27 /CNW/ - Catalyst Paper (TSX:CTL) posted a net loss of $12.9 million ($0.03 per common share) on sales of $303.6 million in the first quarter of 2011, reflecting a post-holiday season plateau in paper markets. Sales revenues were negatively impacted by the above-par Canadian dollar; however a foreign exchange gain was recorded on the translation of U.S. dollar denominated debt. In the previous quarter, net earnings of $9.6 million ($0.02 per common share) were recorded on sales of $333.6 million.

Before specific items the net loss was $23.6 million ($0.06 per common share) in the first quarter.  That was down from net earnings before specific items of $4.1 million ($0.01 per common share) in the prior quarter.  The first quarter operating loss was $10.9 million, in contrast to operating earnings of $0.2 million in the fourth quarter of 2010.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter were $15.9 million, down from $28.7 million in the prior quarter and up from negative $16.2 million in the first quarter of 2010.  EBITDA was not impacted by specific items in either the current or the prior quarter, and was negative $2.1 million before specific items in the first quarter of 2010.

"Despite the normal seasonal slump in this early part of the year, quarter-to-quarter prices improved for most paper grades, and pulp markets were strong after a brief falter in late 2010," said President and CEO Kevin J. Clarke. "It wasn't enough to balance the impact of an above-par Canadian dollar and inflationary cost pressures on our Q1 results. However, our order book is strong as we head into the second quarter and we continue to look to grow share in our key product lines in the balance of the year. On the operations side, full mill shutdowns for planned maintenance at our Powell River and Snowflake mills will have an impact on our production volumes in the second quarter."

Market Conditions

North American demand for specialty papers was down year-over-year.  However, benchmark prices for coated mechanical and soft calendered grades improved modestly and Catalyst announced price increases effective April 1. Directory experienced a more significant year-over-year demand decline, although higher annual contract prices bumped the average benchmark price upward.  In the specialties paper segment as a whole, sales volumes and average sales revenues were down from the prior quarter.

North American demand for newsprint continued to slip year-over-year, although at a relatively modest pace, and capacity closures and curtailments supported high operating rates and price stability.  Newsprint sales volumes and average sales revenues were down and the Crofton No. 1 paper machine, representing 34,500 tonnes of capacity, remained indefinitely curtailed.

Global demand for NBSK pulp increased year-over-year largely due to a further rise in Chinese demand.  This re-started the price recovery that first began in 2009 and paused in the final quarter of 2010.  The benchmark price for China was up four per cent over the previous quarter.  While sales volumes were down, average sales revenue was up $10 per tonne.  Average delivered cash costs were also up, reflecting the impact of a 13-day planned maintenance shutdown at Crofton.

Cash Flows and Liquidity

Cash flows from operations were negative $13.0 million, improved from negative $29.8 million in the same quarter of 2010 due mainly to higher EBITDA.  Catalyst redeemed US$26.0 million of remaining 2011 senior notes in February, achieving modest interest savings on the early repayment.

Total liquidity was up by $48.4 million over the same quarter in 2010, due to notes issued in the second quarter of 2010 and to the higher borrowing base resulting from higher inventory and accounts receivable associated with increased production and sales. Compared with the previous quarter, liquidity was down by $21.5 million, due largely to the early redemption of the 2011 notes.

Selected Highlights
	2011	2010
(In millions of Canadian dollars, except where otherwise stated)	Q1	Total	Q4	Q3	Q2	Q1
Sales	$303.6	$1,228.6	$333.6	$322.3	$299.4	$273.3

Operating earnings (loss)	(10.9)	(367.5)	0.2	5.1	(323.9)	(48.9)

Depreciation and amortization	26.8	119.3	27.2	28.2	31.2	32.7

EBITDA 1	15.9	46.3	28.7	34.2	(0.4)	(16.2)
- before specific items 1	15.9	71.6	28.7	34.5	10.5	(2.1)

Net earnings (loss) attributable to the company	(12.9)	(396.9)	9.6	6.0	(368.4)	(44.1)
- before specific items 1	(23.6)	(87.0)	4.1	(9.6)	(43.9)	(37.6)

EBITDA margin 1	5.2%	3.8%	8.6%	10.6%	(0.1%)	(5.9%)
- before specific items 1	5.2%	5.8%	8.6%	10.7%	3.5%	(0.8%)

Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
- basic and diluted	$(0.03)	$(1.04)	$0.02	$0.02	$(0.96)	$(0.12)
- before specific items 1	(0.06)	(0.23)	0.01	(0.03)	(0.11)	(0.10)
(In thousands of tonnes)
Sales	399.4	1,634.9	434.1	412.1	404.5	384.2
Production	410.4	1,625.7	429.8	417.7	403.0	375.2

1 Refer to section 6, Non-GAAP measures, of our Q1 2011 Management's Discussion & Analysis

Other Developments and Outlook

Print advertising continues to be challenged by Internet and related media platforms with directory and newsprint demand taking the brunt of structural declines. The Crofton No. 1 paper machine will, therefore, remain idled.  Specialty papers are faring better with coated and uncoated mechanical pricing and demand expected to pick up slightly in the second quarter, leading into a seasonally stronger second half of the year.  Pulp demand is expected to remain strong with further pricing momentum ahead.

On the labour front, Catalyst and the United Steelworkers (USW) Local 2688 which represents 186 Snowflake mill employees ratified renewal of an agreement through to February 28, 2014.  On April 22, 2011 a tentative agreement was reached with the International Brotherhood of Electrical Workers to replace the current contract expiring May 1, 2011 covering 34 Snowflake hourly employees with a new agreement for the period May 1, 2011 to April 30, 2014.

Energy-related capital projects at Port Alberni and Powell River, funded under the Canadian federal government's Pulp and Paper Green Transformation Program, are on track for completion by early 2012. As well, the Forest Stewardship Council chain-of-custody system is being implemented at the company's BC mills and will supplement the existing Programme for the Endorsement of Forest Certification system already in place.

Cost pressure on inputs will remain a factor in the second quarter as Chinese demand for old newspaper (ONP) continues to put significant pressure on supply and price. Planned maintenance shutdowns at the Powell River and Snowflake mills will also have an impact in the second quarter. Capital spending for 2011, net of the Green Transformation Program credits, is now projected to be $25 million, reduced from the previous estimate of $35 million.

On April 18, 2011 a fire in the storage yard at the Snowflake mill destroyed approximately 11,000 tonnes of recovered ONP.  The fire did not have any significant impact on any of the mill's production equipment and both paper machines were back in production April 21, 2011.  The cause of the fire is under investigation. The combined impact of the inventory loss, equipment damage and fighting the fire is estimated at approximately $4 million and is less than the insurance deductible of $5 million.

Further Quarterly Results Materials

This release, a summary slide presentation, and full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/Investors. The full quarterly report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Kevin J. Clarke, president and CEO and Brian Baarda, vice-president, finance and CFO will hold a conference call on Thursday, April 28, 2011 at 11 a.m. ET, 8 a.m. PT to present the company's first quarter results. Financial analysts and institutional investors are invited to dial 1-888-231-8191 (North America) or 1-647-427-7450 (Toronto / International) reservation number 56823697#.  Media and other interested people may join the live webcast in listen-only mode at www.catalystpaper.com.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our first quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:
Investors: Brian Baarda Vice-President, Finance & CFO 604-247-4710	Media: Lyn Brown Vice-President, Corporate Relations 604-247-4713

CO: Catalyst Paper Corporation

CNW 18:31e 27-APR-11